SECURITI 12010828)N

SEC
Mail Processing
Section

FEB 21 2012

Washington, DC
123

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-68243

Chj 2/22/12

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2011** (MM/DD/YY) AND ENDING **12/31/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SHANNON ADVISORS LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

272 E. Deerpath Road - Suite 206
(No. and Street)

Lake Forest	Illinois	60045
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

B. Timothy O'Gara — 847-739-3208
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion in contained in this Report*

Trimarco, Radencich, Schwartz & Mrazek, LLC
(Name - *if individual, state last, first middle name)*

1775 Legacy Circle	Naperville	Illinois	60563
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant-PCAOB Registered
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

Chj 2/22/12

☐ OATH OR AFFIRMATION

I, ___B. Timothy O'Gara___________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____Shannon Advisors LLC__________ ____, as of ____December 31, 2011 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Chief Financial Officer
Title

[signature]
Notary Public

OFFICIAL SEAL
ARDITH L LAINE
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:09/25/13

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities subordinated to claims of creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☒ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors Report on Internal Control Structure.

***For conditions of confidential treatment of certain portions or this filing, see section 240. 17a-5(e)(3).*

SHANNON ADVISORS LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2011

Trimarco
Radencich
Schwartz &
Mrazek, LLC Certified Public Accountants

SHANNON ADVISORS LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2011

SHANNON ADVISORS LLC
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2011

CONTENTS

Trimarco
Radencich
Schwartz &
Mrazek, LLC

1775 Legacy Circle
Naperville IL 60563
P630.505.0051
F630.505.0052
www.tsrcpa.com

To the Member of
Shannon Advisors LLC
Lake Forest, Illinois

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Shannon Advisors LLC as of December 31, 2011, and the related statements of income, changes in member's equity and cash flows for the year ended December 31, 2011 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shannon Advisors LLC as of December 31, 2011, and the results of its operations and its cash flows for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of expressing an opinion on the basic financial statements taken as a whole. The supplementary information on pages 9-14 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Trimarco, Radencich, Schwartz & Mrazek LLC

Trimarco, Radencich, Schwartz & Mrazek, LLC

January 26, 2012
Naperville, Illinois

SHANNON ADVISORS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash	$	56,544
Total assets	$	56,544

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	3,161
Total liabilities		3,161
Member's equity:		
Total member's equity		53,383
Total liabilities and member's equity	$	56,544

See notes to financial statements.

SHANNON ADVISORS LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2011

Revenues:		
Private placement advisory fees	$ 811,375	
Interest	6	
Total revenues		$ 811,381
Expenses:		
Occupancy expenses	15,337	
Other operating expenses	123,534	
Total expenses		138,871
Net income		$ 672,510

See notes to financial statements.

SHANNON ADVISORS LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2011

Balance at beginning of period	$	95,873
Net income		672,510
Distributions to member		(715,000)
Balance at end of period	$	53,383

See notes to financial statements.

SHANNON ADVISORS LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities:		
Net income	$ 672,510	
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts payable and accrued expenses	3,161	
Net cash provided by operating activities		$ 675,671
Cash flows from financing activities:		
Distributions paid to member	(715,000)	
Net cash used by financing activities		(715,000)
Net increase in cash		(39,329)
Cash at beginning of period		95,873
Cash at end of period		$ 56,544

See notes to financial statements.

SHANNON ADVISORS LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2011

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Delaware limited liability company organized in March 2009 and is a wholly owned subsidiary of Shannon Advisors LP. The Company provides brokerage and private placement advisory services to private equity companies globally.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Revenue Recognition

Private placement advisory fees are recognized when earned.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities with an original maturity of six months or less to be cash equivalents.

Accounts Receivable

The Company grants credit to its customers and generally requires no collateral. Accounts receivable are reported at their outstanding balances reduced by the allowance for doubtful accounts, if any.

The allowance for doubtful accounts is increased by charges to income and decreased by chargeoffs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past collection experience, known and inherent risks of the customer comprising the Company's accounts receivable balance, adverse situations that may affect the customer's ability to pay, and the current economic conditions. Accounts receivable are charged off when management deems the accounts receivable balance to be uncollectible.

Based on review of the accounts receivable, management determined that an allowance for doubtful accounts was not necessary at December 31, 2011.

Income Taxes

The Company is a single member limited liability company, and, therefore, the Company income is taxable to the member. Accordingly, no provision has been made for income taxes.

NOTE 2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined. At December 31, 2011, the Company had net capital of $52,252 which was $47,252 in excess of its required net capital of $5,000. The Company's net capital ratio was 6.05 to 1.0.

NOTE 3. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of bank balances in excess of Federal Deposit Insurance Corporation limits and accounts receivable.

The Company occasionally maintains bank balances in excess of federally insured limits. The Company has not experienced any losses on such accounts.

NOTE 4. CONCENTRATIONS

For the year ended December 31, 2011, the Company had 2 clients that accounted for 100% of revenues.

NOTE 5. OPERATING LEASE

The Company leases two office spaces from unrelated third parties on a month to month basis for $1,175 per month. Rent expense for the year ended December 31, 2011 was $15,337.

NOTE 6. INCOME TAXES

The Company files income tax returns in the U.S. federal jurisdiction, and various state jurisdictions. The Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2008.

The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. The Company has not recognized any liability for unrecognized tax benefits. The Company has no tax position at December 31, 2011 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized during the periods presented. The Company had no accruals for interest and penalties at December 31, 2011.

NOTE 7. SUBSEQUENT EVENTS

Management has evaluated subsequent events through January 26, 2012, the date the statements were available to be issued.

NOTE 8. MEMBER'S LIABILITY, INTERESTS, RIGHTS, PREFERENCES AND PRIVILEGES

The Company is a Delaware limited liability company established March 2009, with a term that is perpetual. The Company's operating agreement specifies the following information relating to its members:

Member's liability limitation
Rights and obligations of members
Member's contributions to the company and capital accounts
Allocations, income tax, distributions, elections and reports of members
Transferability and redemption of member's interests
Additional members

SUPPLEMENTARY INFORMATION

SHANNON ADVISORS LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2011

Total member's equity qualified for net capital	$ 53,383
Deductions:	
Non-allowable assets	-
Other deductions	-
Net capital before haircuts on securities positions	53,383
Haircuts on securities	(1,131)
Net capital	$ 52,252

Computation of Basic Net Capital Requirement

Minimum net capital required (6-2/3% of A.I.)	$ 211
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 47,252

Computation of Aggregate Indebtedness

Total aggregate indebtedness liabilities	$ 3,162
Percentage of aggregate indebtedness to net capital	6.05 %

Note: There are no material differences between the above computations and the Company's corresponding unaudited Focus - Part II filing.

SHANNON ADVISORS LLC

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

AS OF DECEMBER 31, 2011

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 under Section (k)(2)(i) of that rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Trimarco
Radencich
Schwartz &
Mrazek, LLC

1775 Legacy Circle
Naperville IL 60563
P630.505.0051
F630.505.0052
www.tsrcpa.com

To the Member of
Shannon Advisors LLC
Lake Forest, Illinois

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

In planning and performing our audit of the financial statements of Shannon Advisors LLC ("Company") for the year ended December 31, 2011, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Trimarco, Radencich, Schwartz & Mrazek LLC

Trimarco, Radencich, Schwartz & Mrazek, LLC

January 26, 2012
Naperville, Illinois

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Trimarco
Radencich
Schwartz &
Mrazek, LLC

1775 Legacy Circle
Naperville IL 60563
P630.505.0051
F630.505.0052
www.tsrcpa.com

Member of
Shannon Advisors LLC
Lake Forest, Illinois

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Shannon Advisors LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Shannon Advisors LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Shannon Advisors LLC's management is responsible for Shannon Advisors LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Trimarco, Radencich, Schwartz & Mrazek LLC

Trimarco, Radencich, Schwartz & Mrazek, LLC

January 26, 2012
Naperville, Illinois

SHANNON ADVISORS LLC

SIPC-7 GENERAL ASSESSMENT RECONCILIATION

YEAR ENDED DECEMBER 31, 2011

General assessment	$	2,028
Less payment made with SIPC-6 - 6/30/11		(63)
Less payment made with SIPC-7 - 12/31/11		(1,965)
Total assessment balance due	$	-

Total revenue	$	811,375
Additions		-
Deductions		-
SIPC Net Operating Revenues	$	811,375
General Assessment @ .0025	$	2,028